UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12692

MORTON’S RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)

325 North La Salle Street, Suite 500
Chicago, Illinois 60654
(312) 923-0030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Convertible Preferred Stock, par value $0.01 per share
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: One (1) holder *

Series A Convertible Preferred Stock, par value $0.01 per share: None

* On February 1, 2012, Morton’s Restaurant Group, Inc. (the “Company”) completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 15, 2011, by and among the Company, Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), Fertitta Morton’s Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), Claim Jumper Acquisition Company, LLC, a Nevada limited liability company, and Fertitta Entertainment, Inc., a Texas corporation. Pursuant to the Merger Agreement, Purchaser merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Morton’s Restaurant Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 13, 2012	By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal Title: Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.